Exhibit 10.9

city THERAPEUTICS, INC.

EXECUTIVE SEVERANCE PLAN AND
SUMMARY PLAN DESCRIPTION

1.	Introduction and Purpose

This document serves as the Plan document and Summary Plan Description (“SPD”) for the severance pay and benefits provided under the City Therapeutics, Inc. Executive Severance Plan (the “Plan”). City Therapeutics, Inc., a Delaware corporation (including its successors, the “Company”), considers it essential to foster the continuous employment of key management personnel. The Company acknowledges the possibility of an involuntary termination of employment exists and that such possibility, and the uncertainty and questions that it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company.

Therefore, the Board has adopted this Plan to reinforce and encourage the continued attention and dedication of the Covered Executives to their assigned duties without distraction. This Plan contains information that will help Covered Executives understand the severance pay and benefits being offered hereunder. The Company encourages all Covered Executives to read the Plan carefully. Note that capitalized words and phrases used throughout this document are generally defined in Section 4.

2.	Establishment of Plan

Effective as of the date upon which the registration statement on Form S-1 that is filed by the Company with respect to its initial public offering is declared effective by the Securities and Exchange Commission (the “Effective Date”), the Board hereby establishes an unfunded severance benefits plan that is intended to be a welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). This Plan, along with the Participant Agreement, supersedes any and all severance plans, policies and provisions and all change in control plans, policies and provisions applying to a Covered Executive that may have been in effect before the Effective Date, including by superseding all severance pay, benefits and equity acceleration provision in any Covered Executive’s offer letter, employment agreement or otherwise.

3.	Eligibility

All Covered Executives who have executed and submitted to the Company a Participation Agreement, and satisfied such other requirements as may be determined by the Plan Administrator, are eligible to participate in the Plan. The Plan Administrator may determine at any time that another employee should be designated as a Covered Executive and shall be eligible to participate in the Plan upon the Plan Administrator taking action by resolution to update Exhibit A or Exhibit B hereto, as applicable.

4.	Definitions

For purposes of this Plan, the following definitions shall apply:

(a)            “Accelerated Vesting Date” means the later of the (i) Covered Executive’s Date of Termination or (ii) effective date of the Covered Executive’s Separation Agreement and Release (as defined below).

(b)            “Accounting Firm” means a nationally recognized accounting firm selected by the Company.

(c)            “Adverse Benefit Determination” means any of the following: a denial, reduction or termination of, or a failure to provide or make payment (in whole or in part) for, a benefit, including any such denial, reduction, termination or failure to provide or make payment that is based on a determination of a Covered Executive’s or beneficiary’s eligibility to participate in the Plan.

(d)            “Affiliate” means any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Securities Act of 1933, as amended.

(e)            “Base Salary” means higher of the Covered Executive’s annual base salary in effect immediately prior to (i) the Covered Executive’s Date of Termination or (ii) a Change in Control.

(f)             “Board” means the Board of Directors of the Plan Sponsor.

(g)            “Cause” means and shall be limited to, the occurrence of any one or more of the following events:

(i)	the Covered Executive’s material misconduct with respect to any of the Covered Executive’s duties or responsibilities, including, without limitation, unlawful harassment or misappropriation of funds or property of the Company or any of its Affiliates;

(ii)	the Covered Executive’s participation in or commission of any act that would constitute (A) a felony or (B) a crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof;

(iii)	any conduct by the Covered Executive that would reasonably be expected to result in material injury to, or material reputational harm to, the Company or any of its Affiliates if the Covered Executive were retained in the Covered Executive’s position;

(iv)	the Covered Executive’s material violation of any agreement between the Covered Executive and the Company, any Company policy or any statutory duty owed to the Company or its stockholders, including, without limitation, the Continuing Obligations;

(v)	an act by the Covered Executive of gross misconduct or clear and material insubordination;

(vi)	the Covered Executive’s commission or attempted commission of, or participation in, a fraud or act of dishonesty against the Company;

(vii)	the Covered Executive’s continued failure to perform any of the Covered Executive’s material duties or responsibilities to the Company (other than by reason of the Covered Executive’s physical or mental illness, incapacity or disability).

If the Company terminates the Covered Executive’s employment other than for Cause, or the Covered Executive resigns, and matters constituting Cause become known to the Company following the Date of Termination, or if the Covered Executive resigns after the Company learns of matters constituting Cause but before the Company is able to effect a termination for Cause, the Company may, in either case, by written notice to the Covered Executive, treat such termination or resignation as a termination for Cause for purposes of this Plan.

Any determination of Cause shall be made by the Board in its sole discretion, and such determination shall be conclusive for purposes of this Plan

(h)            “Change in Control” means a Sale Event, as defined in the Company’s 2026 Stock Option and Incentive Plan, as amended from time to time, so long as such Change in Control also constitutes a “change in control event” within the meaning of section 409A of the Code.

(i)             “Change in Control Period” means the period beginning three months prior to a Change in Control and ending on the one-year anniversary of the Change in Control.

(j)             “Code” means the Internal Revenue Code of 1986, as amended.

(k)            “Continuing Obligations” means the Covered Executive’s obligations to the Company pursuant to any agreement relating to confidentiality, non-solicitation of customers and employees, assignment of inventions and other restrictive covenants.

(l)             “Covered Executives” means the Tier 1 Executive and those other employees designated by the Plan Administrator in its sole discretion as the Tier 2 Executives or Tier 3 Executives, in each case, who meet the eligibility requirements set forth in Section 3 of the Plan.

(m)           “Date of Termination” means the date that a Covered Executive’s employment with the Company and its Affiliates ends, which date shall be specified in the Notice of Termination. Notwithstanding the foregoing, a Covered Executive’s employment will not be deemed to have been terminated solely as a result of the Covered Executive becoming an employee of any direct or indirect successor to the business or assets of the Company or any Affiliate.

(n)            “Disability” means the Covered Executive is disabled and unable to perform or expected to be unable to perform the essential functions of the Covered Executive’s then existing position or positions with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12-month period.

(o)            “Good Reason” means the Covered Executive’s resignation from employment with the Company within twelve (12) months after any of the following conditions has come into existence without the Covered Executive’s consent:

(i)	a reduction of the Covered Executive’s base salary by ten percent (10%) or more without the Covered Executive’s consent;

(ii)	a material diminution of the Covered Executive’s authority, duties or responsibilities; or

(iii)	a breach by the Company of the terms of the Covered Executive’s offer letter or other written employment agreement with the Company.

For purposes of this definition, Good Reason shall not be deemed to have occurred unless the Covered Executive gives the Company written notice of the applicable condition within ninety (90) days after such condition comes into existence, the Company fails to remedy the condition within thirty (30) days after receiving such written notice (the “Cure Period”), and the Covered Executive terminates the Covered Executive’s employment within sixty (60) days after the end of the Cure Period.

(p)            “Notice” or “Notification” means the delivery or furnishing of information to an individual in a manner that is reasonably calculated to ensure actual receipt by the individual.

(q)            “Notice of Termination” means a written Notice that indicates the specific termination provision in this Plan relied upon for the termination of a Covered Executive’s employment and the Date of Termination.

(r)             “Participation Agreement” shall mean an agreement between a Covered Executive and the Company that acknowledges and agrees to the Covered Executive’s participation in the Plan and to any related terms set forth in therein.

(s)            “Plan Administrator” means the Board or a committee thereof designated by the Board to administer the Plan; provided, however, that the Plan Administrator may in its sole discretion appoint a new Plan Administrator to administer the Plan at any time.

(t)             “Plan Sponsor” means the Company.

(u)            “Qualified Termination” means (i) a termination of the Covered Executive’s employment by the Company other than for Cause, death or Disability or (ii) the Covered Executive’s resignation from the Company for Good Reason.

(v)            “Separation Obligations” means: (i) execution of a separation agreement and release in a form and manner satisfactory to and provided by the Company that contains, among other provisions, a confirmation of the Covered Executive’s resignation from all officer and director positions with the Company and any Affiliate as of the Date of Termination, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property and non-disparagement provisions, a reaffirmation of the Covered Executive’s Continuing Obligations and provides that if the Covered Executive breaches any of the Continuing Obligations, all severance payments and benefits shall immediately cease (the “Separation Agreement and Release”) and (ii) the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period set forth in the Separation Agreement and Release).

(w)           “Target Bonus” means the higher of the Covered Executive’s target annual cash incentive compensation or target sales incentive plan commission, as applicable, in effect immediately prior to (i) the Covered Executive’s Date of Termination or (ii) the Change in Control.

(x)             “Tier 1 Executive” means the Company’s Chief Executive Officer.

(y)            “Tier 2 Executives” means the individuals holding the titles designated as such by the Plan Administrator and whose titles are listed in Exhibit A, attached hereto, as such exhibit may be amended by the Plan Administrator from time to time.

(z)             “Tier 3 Executives” means the individuals holding the titles designated as such by the Plan Administrator and whose titles are listed in Exhibit B, attached hereto, as such exhibit may be amended by the Plan Administrator from time to time.

(aa)          “Time-Based Equity Awards” means all outstanding stock options, restricted stock units, restricted stock awards and other stock-based awards with respect to the Company’s common stock that are subject solely to time-based vesting.

5.	Accrued Obligations

If the Covered Executive’s employment with the Company is terminated for any reason, the Covered Executive shall be deemed to have resigned from any officer or director positions that the Covered Executive holds with the Company or any Affiliate as of the Date of Termination. the Company shall pay or provide to the Covered Executive (or to the Covered Executive’s authorized representative or estate) (i) any base salary earned but unpaid through the Date of Termination; (ii) unpaid expense reimbursements (subject to, and in accordance with, the Company’s expense reimbursement policy then in effect); and (iii) any vested benefits the Covered Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Obligations”).

6.	Qualified Termination not in Connection with a Change in Control

If a Covered Executive experiences a Qualified Termination outside of the Change in Control Period, then, in addition to the Accrued Obligations, and subject to the Covered Executive’s fulfillment of the Separation Obligations:

(a)            the Company shall pay to the Covered Executive an amount equal to 12 months’ Base Salary for the Tier 1 Executive, 12 months’ Base Salary for a Tier 2 Executive and 9 months’ Base Salary for a Tier 3 Executive; and

(b)            subject to the Covered Executive’s proper election to receive COBRA benefits, the Company shall pay to the group health plan provider or the COBRA provider a monthly payment equal to the employer portion of the monthly COBRA premium until the earliest of (i) the 12-month anniversary for the Tier 1 Executive, the 12-month anniversary for a Tier 2 Executive and the nine-month anniversary for a Tier 3 Executive, in each case, following the Date of Termination; (ii) the date that the Covered Executive becomes eligible for group medical plan benefits under another employer’s group medical plan; or (iii) the cessation of the Covered Executive’s health continuation rights under COBRA; provided, however, that if the Company determines that such payments may violate applicable law, the Company shall instead make such payments directly to the Covered Executive in the form of payroll.

The amounts payable under Section 6(a) and 6(b), as applicable, will be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months in the case of the Tier I Executive or a Tier 2 Executive, or nine months in the case of a Tier 3 Executive, commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments, to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Code, shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.

7.	Change in Control

If any Covered Executive experiences a Qualified Termination within the Change in Control Period, then, in addition to the Accrued Obligations, and subject to the Covered Executive’s fulfillment of the Separation Obligations:

(a)            the Company shall pay to the Covered Executive an amount equal to the sum of (i) 150% of Base Salary for the Tier 1 Executive, 100% of Base Salary for a Tier 2 Executive and 75% of Base Salary for a Tier 3 Executive and (ii) 150% of the Target Bonus for the Tier 1 Executive, 100% of the Target Bonus for a Tier 2 Executive and 75% of the Target Bonus for a Tier 3 Executive;

(b)            subject to the Covered Executive’s proper election to receive COBRA benefits, the Company shall pay to the group health plan provider or the COBRA provider a monthly payment equal to the monthly COBRA premium until the earliest of (i) the 18-month anniversary for the Tier 1 Executive, the 12-month anniversary for a Tier 2 Executive and the nine-month anniversary for a Tier 3 Executive, in each case, following the Date of Termination; (ii) the date that the Covered Executive becomes eligible for group medical plan benefits under another employer’s group medical plan; or (iii) the cessation of the Covered Executive’s health continuation rights under COBRA; provided, however, that if the Company determines that such payments may violate applicable law, the Company shall instead make such payments directly to the Covered Executive in the form of payroll; and

(c)            notwithstanding anything to the contrary in any applicable Time-Based Equity Award agreement or in any applicable Company equity incentive plan, all Time-Based Equity Awards shall immediately accelerate and become fully vested and exercisable or nonforfeitable as of the Accelerated Vesting Date, provided that in order to effectuate the accelerated vesting contemplated by this subsection, the unvested portion of the Covered Executive’s Time-Based Equity Awards that would otherwise terminate or be forfeited on the Date of Termination will be delayed until the earlier of (i) the effective date of the Separation Agreement and Release or the date of the Change in Control, as applicable (at which time acceleration will occur), or (ii) the date that the Separation Agreement and Release can no longer become fully effective (at which time the unvested portion of the Covered Executive’s Time-Based Equity Awards will terminate or be forfeited). Notwithstanding the foregoing, no additional vesting of the Time-Based Equity Awards will occur during the period between the Date of Termination and the Accelerated Vesting Date. For the avoidance of doubt, upon a Qualifying Termination prior to the consummation of a Change in Control (1) all then unvested Time-Based Equity Awards held by the Covered Executive as of the Date of Termination will remain outstanding for a period of three months thereafter (unless such Time-Based Equity Awards are forfeited prior to such date pursuant to clause (ii) of the preceding sentence) and remain eligible to become vested upon the consummation of such Change in Control and, to the extent such Time-Based Equity Awards do not become vested in accordance with the terms set forth in this Section 7(c) on or prior to the date that is three months following the Date of Termination, all then-unvested Time-Based Equity Awards held by such Covered Executive will automatically and without further action be canceled and forfeited on the three-month anniversary of the Date of Termination.

The amounts payable under Section 7(a) shall be paid out in a lump sum within 60 days after the Date of Termination and the amounts payable under Section 7(b) will be paid out in substantially equal installments in accordance with the Company’s payroll practice over 18 months in the case of the Tier 1 Executive, 12 months in the case of a Tier 2 Executive or nine months in the case of a Tier 3 Executive, commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments, to the extent they qualify as “non-qualified deferred compensation” within the meaning of Section 409A of the Code, shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.

For the avoidance of doubt, (i) in no event will the Covered Executive be entitled to severance payments and benefits under both Section 6 and Section 7 of this Plan and (ii) if a Covered Executive’s Date of Termination occurs during the Change in Control Period but prior to a Change in Control (x) any severance pay and benefits previously provided to the Covered Executive under Section 6 shall reduce the severance pay and benefits to be provided under this Section 7 and (y) payment of any overlapping amounts under Section 7(a)(i) above shall continue to be paid in installments pursuant to the schedule specified in Section 6 to the extent necessary to comply with Section 409A of the Code.

8.	Section 409A

(a)            This Plan is intended to be administered in accordance with Section 409A of the Code. To the extent that any provision of this Plan is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Plan is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). This Plan may be amended as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost.

(b)            To the extent that any payment or benefit described in this Plan constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Covered Executive’s termination of employment, then such payments or benefits shall be payable only upon the Covered Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(c)            Anything in this Plan to the contrary notwithstanding, if at the time of the Covered Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Covered Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Covered Executive becomes entitled to under this Plan on account of the Covered Executive’s separation from service would be considered deferred compensation otherwise subject to the 20% additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Covered Executive’s separation from service, or (B) the Covered Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision (without interest), and the balance of the installments shall be payable in accordance with their original schedule.

(d)            The Company makes no representation or warranty and shall have no liability to any Covered Executive or any other person if any provisions of this Plan are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

9.	Additional Limitation

(a)            Anything in this Plan to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Covered Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Covered Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction will only occur if it would result in the Covered Executive receiving a higher After Tax Amount (as defined below) than the Covered Executive would receive if the Aggregate Payments were not subject to such reduction. Notwithstanding the foregoing, if, immediately before the change in ownership or control, no stock of the Company is readily tradeable on an established securities market or otherwise (determined in accordance with Q&A 6 of Treasury Regulations Section 1.280G-1), the Company shall use reasonable efforts to satisfy the shareholder approval requirements set forth in Q&A 7 of Treasury Regulations Section 1.280G-1 with respect to the amount of any such potential reduction, and if such requirements are satisfied then no such reduction will apply. In the event of a reduction, the Aggregate Payments will be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (i) cash payments not subject to Section 409A of the Code; (ii) cash payments subject to Section 409A of the Code; (iii) equity-based payments and acceleration; and (iv) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b)            For purposes of this Section, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state and local income, excise, employment and social security taxes imposed on the Covered Executive as a result of the Covered Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Covered Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes and social security taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes (if any) that could be obtained from deduction of such state and local taxes.

(c)            The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 9(a) shall be made by the Accounting Firm selected by the Company prior to the closing of the Change in Control, which shall provide detailed supporting calculations both to the Company and the Covered Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Covered Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Covered Executive.

10.	Withholding; Tax Effect

All payments made under this Plan shall be net of any tax or other amounts required to be withheld by the Company under applicable law. Nothing in this Plan shall be construed to require the Company to make any payments to compensate the Covered Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

11.	Death

If a Covered Executive dies after the Date of Termination, but before all payments or benefits to which such Covered Executive is entitled pursuant to the Plan have been paid or provided, any remaining payments and benefits will be made to any beneficiary designated by the Covered Executive prior to the Covered Executive’s death (or the Covered Executive’s estate, if the Covered Executive fails to make such designation).

12.	Plan Administration

(a)            Plan Administrator. The Plan Administrator and Plan Sponsor shall serve as the “named fiduciaries” of the Plan under ERISA. The Plan Administrator shall be the “administrator” within the meaning of Section 3(16) of ERISA and shall have all the responsibilities and duties contained therein.

(b)            Decisions, Powers and Duties. The general administration of the Plan and the responsibility for carrying out its provisions shall be vested in the Plan Administrator. The Plan Administrator shall have the maximum discretionary authority permitted by law to discharge such duties and responsibilities, which also include, but are not limited to, interpretation and construction of the Plan, the determination of all questions of fact, including, without limitation, eligibility, participation and benefits, the resolution of any ambiguities and all other related or incidental matters, and such duties and powers of the Plan administration that are not assumed from time to time by any other appropriate entity, individual or institution. The Plan Administrator may adopt rules and regulations of uniform applicability in its interpretation and implementation of the Plan.

The Plan Administrator shall discharge its duties and responsibilities and exercise its powers and authority in its sole discretion and in accordance with the terms of the controlling legal documents and applicable law, and its actions and decisions that are not arbitrary and capricious shall be binding on any Covered Executive, and the Covered Executive’s spouse or other dependent or beneficiary and any other interested parties whether or not in being or under a disability.

(c)            Reports. The Plan Administrator shall be responsible for the preparation and delivery of all reports, notices, plan summaries and plan descriptions required to be filed with any governmental office or to be given to any employee, former employee or beneficiary.

(d)            Company to Furnish Information. Upon request of the Plan Administrator, the Company shall furnish such information in its possession and aid the Plan Administrator in the performance of its duties hereunder.

13.	Claims Procedure and Payment of Benefits

(a)            Application for Benefits

(i)             General. All applications for benefits under the Plan shall be submitted to the Plan Administrator at such location as designated by the Plan Administrator from time to time. Applications for benefits must be in writing on forms acceptable to the Plan Administrator and must be signed by the Covered Executive. The Plan Administrator reserves the right to require the Covered Executive to furnish such other information and documents as the Plan Administrator determines are necessary or appropriate. Each application shall be acted upon and approved or disapproved by the Plan Administrator within 90 days following its receipt by the Plan Administrator.

(ii)            Notification. The Plan Administrator shall provide a claimant with written or electronic Notification of any Adverse Benefit Determination. Any electronic Notification shall comply with the standards imposed by 29 C.F.R. 2520.104b-l(c)(l)(i), (iii) and (iv). The Notification shall set forth, in a manner calculated to be understood by the claimant:

(A)	the specific reason or reasons for the Adverse Benefit Determination;

(B)	reference to the specific Plan provisions on which the Adverse Benefit Determination is based;

(C)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(D)	a description of the Plan’s review procedures and the time limits applicable to such procedures, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an Adverse Benefit Determination on review.

(b)            Review of Benefit Denials

(i)             Appeal. A claimant shall have a reasonable opportunity to appeal an Adverse Benefit Determination to the Board and under which there will be a full and fair review of the claim and the Adverse Benefit Determination. The Board shall be identified in the Notification described in Section 13(a)(ii) and may be the Plan Administrator. Such full and fair review shall:

(A)	provide claimants at least 60 days following receipt of a Notification of an Adverse Benefit Determination within which to appeal the Adverse Benefit Determination;

(B)	provide claimants the opportunity to submit written comments, documents, records and other information relating to the claim for benefits;

(C)	provide that a claimant shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant’s claim for benefits; and

(D)	provide for a review of the initial Adverse Benefit Determination that takes into account all comments, documents, records and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial Adverse Benefit Determination.

(ii)            Timing of Benefit Determination on Review. The Board shall notify the Covered Executive, in accordance with Section 13(b)(iv), of the Plan Administrator’s benefit determination on review within a reasonable period of time. Such Notification shall be provided not later than 60 days after receipt by the Plan Administrator of the Covered Executive’s request for review of the Adverse Benefit Determination.

(iii)           Furnishing Documents. In the case of an Adverse Benefit Determination on review, the Board shall provide such access to, and copies of, documents, records and other information described in Section 13(b)(iv) as is appropriate.

(iv)           Content of Notification on Review. The Board shall provide a claimant with written or electronic Notification of a Plan Administrator’s benefit determination following an appeal described in Section 13(b)(i). Any electronic Notification shall comply with the standards imposed by 29 C.F.R. 2520.104b-l(c)(l)(i), (iii) and (iv). In the case of an Adverse Benefit Determination on review, the Notification shall set forth, in a manner calculated to be understood by the claimant:

(A)	the specific reason or reasons for the Adverse Benefit Determination;

(B)	reference to the specific Plan provisions on which the Adverse Benefit Determination is based;

(C)	a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant’s claim for benefits; and

(D)	a statement of the claimant’s right to bring an action under Section 502(a) of ERISA.

(c)            Calculating Time Periods. The period of time within which a benefit determination (including an Adverse Benefit Determination on review) is required to be made shall begin at the time a claim (or appeal) is filed in accordance with the reasonable procedures of the Plan, without regard to whether all the information necessary to make a benefit determination accompanies the filing. In the event that a period of time is extended due to a claimant's failure to submit information necessary to decide a claim, the period for making the benefit determination shall be tolled from the date on which the Notification of the extension is sent to the claimant until the date on which the claimant responds to the request for additional information.

(d)            Extension of Notice Period. The 90 day and 60 day periods applicable to the Notice furnished by the Plan Administrator in Sections 13(a) and 13(b) above may be extended at the discretion of the Plan Administrator for a second 90 or 60 day period, as the case may be, provided that written Notice of the extension is furnished to the claimant prior to the termination of the initial period, indicating the special circumstances requiring such extension of time and the date by which a final decision is expected.

(e)            Facility of Payment. Whenever and as often as any person entitled to payments hereunder shall be determined to be a minor or under other legal disability or otherwise incapacitated in any way so as to be unable to manage the person’s financial affairs, the Company, in its discretion, may direct that all or any portion of the benefit payments be made: (i) to such person; (ii) to such person’s legal guardian or conservator; or (iii) to such person’s spouse. The decision of the Plan Administrator shall, in each case, be final and binding upon all persons. Any payment made pursuant to the authority herein conferred shall operate as a complete discharge of the obligations of the Company under the Plan in respect thereof.

(f)             Responsibility for Payment. The Company shall be liable for the payment of benefits in accordance with the terms of the Plan. The benefits under the Plan shall be payable solely by the Company and each Covered Executive who shall claim the right to any payment under the Plan shall be entitled to look only to the Company for such payment.

(g)            Limitation on Benefits. The Company shall have no obligation to set aside, earmark or entrust any fund, policy or money with which to pay its obligations under this Plan. The Covered Executive, or any successor in interest, shall be and remain simply a general, unsecured creditor of the Company with respect to the benefits under this Plan in the same manner as any other creditor who has a general claim for an unpaid liability.

14.	Indemnification

To the extent permitted by law, all employees, officers, directors, agents and representatives of the Company shall be indemnified by the Company and held harmless against any claims and the expenses of defending against such claims, resulting from any action or conduct relating to the administration of the Plan, whether as a member of the Plan Administrator or otherwise, except to the extent that such claims arise from gross negligence, willful neglect or willful misconduct.

15.	Plan; At Will Employment

The Plan is not a contract between the Company and any employee, nor is it a condition of employment or services of any employee. Nothing contained in the Plan gives, or is intended to give, any employee the right to be retained in the service of the Company, or to interfere with the right of the Company to discharge or terminate the employment or services of any employee at any time and for any reason. No employee shall have the right or claim to benefits beyond those expressly provided in this Plan, if any. All rights and claims are limited as set forth in the Plan.

16.	Severability

If any portion or provision of this Plan (including, without limitation, any portion or provision of any Section of this Plan) is to any extent declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Plan, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Plan shall be valid and enforceable to the fullest extent permitted by law.

17.	Waiver

No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Plan, or the waiver by any party of any breach of this Plan, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18.	Successors and Assigns

No right or interest of any Covered Executive in the Plan shall be assignable or transferable in whole or in part either directly or by operation of law or otherwise, including, but not limited to, execution, levy, garnishment, attachment, pledge or bankruptcy. The Plan Sponsor may assign or otherwise transfer this Plan without any Covered Executive’s consent to any affiliate or to any person or entity with whom the Plan Sponsor shall hereafter effect a reorganization or consolidation, into which the Plan Sponsor merges or to whom it transfers all or substantially all of its properties or assets; provided that if the Covered Executive remains employed or becomes employed by the Company, the purchaser or any of their affiliates in connection with any such transaction, then the Covered Executive shall not be entitled to any payments or benefits pursuant to Sections 6 or 7 of this Plan solely as a result of such transaction. This Plan shall inure to the benefit of and be binding upon the Covered Executive and the Plan Sponsor, and each of the Covered Executive’s and the Plan Sponsor’s respective successors, executors, administrators, heirs and permitted assigns.

19.	Non-Duplication of Benefits and Effect on Other Plans

Notwithstanding any other provision in the Plan to the contrary, the benefits provided hereunder and, if applicable, pursuant to the Participant Agreement, are in lieu of any other severance payments and/or benefits provided by the Company, including any such payments and/or benefits pursuant to an employment agreement or offer letter between the Company and any Covered Executive.

20.	Amendment or Termination

The Plan Sponsor may amend or terminate this Plan at any time or from time to time, but no such action shall adversely affect the rights of any Covered Executive who has signed a Participation Agreement without such Covered Executive’s written consent.

21.	Governing Law and Limitation on Actions

The Plan and the rights of all persons hereunder shall be construed in accordance with and under applicable provisions of ERISA, and the regulations thereunder, and the Plan and the rights of all persons under the Plan shall be construed in accordance with and under applicable provisions the laws of the Commonwealth of Massachusetts (without regard to conflict of laws provisions), to the extent not preempted by federal law. No action (whether at law, in equity or otherwise) shall be brought by or on behalf of any person for or with respect to benefits due under this Plan unless the person bringing such action has timely exhausted the Plan’s claim review procedure. Any action (whether at law, in equity or otherwise) must be filed and litigated in the U.S. District Court for the District of Massachusetts, and must be commenced within one year. This one-year period shall be computed from the earlier of (a) the date a final determination denying such benefit, in whole or in part, is issued under the Plan’s claim review procedure and (b) the date such person’s cause of action first accrued. If a person does not bring such an action within such one-year period, the person will be barred from bringing such action.

22.	ERISA Required Information

Official Plan Name: The official name of the Plan is the City Therapeutics, Inc. Executive Severance Plan.

Plan Administrator: The Plan Administrator is the Board (or its designee) of the Plan Sponsor.

Plan Sponsor:

City Therapeutics, Inc.

399 Binney Street

Cambridge, MA 02142

(857) 357-2024

Plan Number: Documents and reports for the Plan are filed with the U.S. Department of Labor under City Therapeutics, Inc. Employer Identification Number (EIN) and the Plan Number (PN). The EIN for City Therapeutics, Inc. is 93-2762122, and the PN is 502.

The Plan Year: The Plan year is January 1 through December 31.

Agent for Service of Legal Process: City Therapeutics, Inc. is the Plan’s agent for service of legal process and may be served at the address indicated in the section entitled “Plan Administrator and Sponsor” above.

Funding: All severance pay and benefits are paid from the Company’s general assets and, thus the Plan is considered unfunded for tax purposes under Title I of ERISA.

ERISA Rights: The Plan is subject to ERISA. As a Covered Executive, you are entitled to certain rights and protections under ERISA. Under ERISA, you are entitled to:

•	Examine, without charge at the Plan Administrator’s office, all official Plan documents (including insurance contracts) and copies of all documents filed with the U.S. Department of Labor, such as detailed Summary Annual Reports.

•	Obtain copies of all official Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may charge a reasonable fee for the copies.

•	Receive a summary of the Plan’s annual financial report. The Plan Administrator is required to furnish each participant with a copy of this Summary Annual Report.

You also have the right to expect “fiduciaries,” the people who are responsible for the management of the Plan, to act prudently and to act in the interest of you and other Plan participants and beneficiaries. Another one of your ERISA-guaranteed rights means that no one – including the Company or any other person – may fire you or otherwise discriminate against you in any way to prevent you from obtaining a Plan benefit or exercising your rights under ERISA.

ERISA also guarantees your rights to written notice if any part of a claim is denied or ignored, in whole or in part. Because your rights under ERISA are protected by law, you also can file suit if a right is denied. For example, if you request certain Plan-related materials from the Plan Administrator and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay a fine of up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. You may file suit in a federal court if you have a claim for benefits under the Plan that is denied or ignored, in whole or in part. You also can seek assistance from the U.S. Department of Labor or file suit in a federal court if a Plan fiduciary has misused Plan funds or if you are discriminated against for asserting your rights. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose because, for example, the court finds your claim frivolous, you may be ordered to pay all these costs and fees on your own, including any court costs and attorney fees.

If you have any questions about the Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Ave. N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the Employee Benefits Security Administration’s publications hotline at 1-866-444-3272.

Exhibit A

Tier 2 Executives

Title
Chief Financial Officer
Chief Medical Officer
Chief Scientific Officer
Chief Operating Officer
Chief Legal Officer
Chief Human Resources Officer

Exhibit B

Tier 3 Executives

Title
All Company Employees at the Senior Vice President level

[DATE]

[NAME]

[ADDRESS]

[ADDRESS]

Re: Executive Severance Plan

Dear [NAME],

City Therapeutics, Inc., a Delaware corporation (the “Company”) is pleased to inform you that you have been designated as an eligible participant in the Company’s Executive Severance Plan, as amended from time to time (the “Severance Plan”), a copy of which (excluding the exhibits thereto) is attached hereto as Exhibit A. You have been designated as a Tier [2][3] Executive under the Severance Plan.

Under certain circumstances, you will be eligible for certain severance benefits as described in the Severance Plan. Any and all such severance benefits are subject to the terms and conditions of the Severance Plan.

As a condition to participate in the Severance Plan, you hereby acknowledge that the severance benefits that may be provided to you under the Severance Plan will supersede and replace any severance benefit plan, policy or practice previously maintained by the Company or any of its affiliates that may have been applicable to you and any severance benefits under any individually negotiated employment agreement, offer letter agreement or equity award agreement between you and the Company or any of its affiliates, as may be amended from time to time. In addition, as a condition to participate in the Severance Plan, you hereby acknowledge that you will continue to comply with the Proprietary Information and Inventions Agreement entered into between you and the Company on [DATE].

Please review the information in this letter and the Severance Plan carefully. If you have any questions regarding the letter or the Severance Plan, please contact Anna O’Driscoll at aodriscoll@citytx.com.

To accept the terms of this letter and participate in the Severance Plan, please sign and date this letter in the space provided below and return the signed copy to Anna O’Driscoll by [DATE] (the “Expiration Date”). If you do not return the signed copy by the Expiration Date, the terms of this letter shall be null and void and you may not participate in the Severance Plan.

City Therapeutics, Inc.

Name:
Title:

Agreed and Accepted:

Name:
Date:

Exhibit A

City Therapeutics, Inc. Executive Severance Plan